Annual Meeting – April 29, 2004

Notice of Annual Meeting and
Proxy Circular

Manulife Financial Corporation

Table of Contents

1	Invitation to Shareholders
2	Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
3	Business of the Annual Meeting
5	How to Vote
6	Q&A on Voting at the Annual Meeting
7	Board of Directors
10	Board of Directors Meetings Held and Attendance of Directors
11	Statement of Corporate Governance Practices
15	Report of the Corporate Governance and Nominating Committee
16	Report of the Audit and Risk Management Committee
17	Report of the Conduct Review and Ethics Committee
18	Report of the Management Resources and Compensation Committee
22	Report of the Corporate Governance and Nominating Committee on the President
and Chief Executive Officer’s Compensation
23	Performance Graph
23	Board of Directors’ Compensation
25	Statement of Officers’ Compensation
29	Directors, Executive Officers and Senior Officers – Indebtedness
29	Directors’ and Officers’ Insurance
30	Directors’ Approval
30	Additional Information
30	Procedures for Considering Shareholder Proposals
31	Appendix “A” Shareholder Proposals

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual Meeting (the “Meeting”) of shareholders of Manulife Financial Corporation (the “Company”) on April 29, 2004. This Meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company (“Manufacturers Life”).

The business to be considered at this Meeting is described in the Notice of Annual Meeting and Proxy Circular. No matter how many shares you hold, your participation at the Meeting is very important. If you are unable to attend in person, we encourage you to vote by following the instructions included on the enclosed proxy form or voting instruction form for telephone or Internet voting. You may also complete and return the proxy form or voting instruction form in the envelope provided.

We continue to work diligently to set and meet the highest corporate governance standards and are gratified at the recognition we receive for our corporate governance and disclosure practices. We hope you will take the time to review this Proxy Circular in which we report on a number of new governance initiatives we have undertaken this year.

For the first time, shareholders will be asked to elect each Director annually. This follows shareholder approval at last year’s Annual Meeting to eliminate the Company’s former approach of electing approximately one-third of its Board members for a term of three years. We have instituted annual formal Board, Committee and individual Director evaluation processes. These evaluations were previously conducted biennially. We have also refreshed the Statement of Corporate Governance Practices to reflect improvements to our corporate governance program and disclose corporate governance policies and practices already in place.

The Board reviewed and adjusted Directors’ compensation to recognize the increased responsibilities placed on Board members. The Board also reviewed and confirmed the importance of our Directors’ strong commitment to the Company by doubling their minimum equity ownership requirement in the Company. Furthermore, we have provided additional disclosure on executive compensation, including a more comprehensive presentation of the criteria utilized in setting the CEO’s compensation.

The Company has created a page on its Web site covering the Company’s corporate governance program, including links to relevant documents and information. We invite you to visit the Corporate Governance site at www.manulife.com.

We look forward to answering your questions and hope you will accept this invitation to meet the Directors and executives of your Company.

We look forward to seeing you at the Annual Meeting.

Signed,	Signed,

Arthur R. Sawchuk	Dominic D’Alessandro
Chair of the	President and
Board of Directors	Chief Executive Officer

March 10, 2004

MFC Proxy Circular

Notice of Annual Meeting of Shareholders of Manulife Financial Corporation

The Annual Meeting of shareholders of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. on Thursday, April 29, 2004 (Toronto time) at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario.

The Annual Meeting will have the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2003 together with reports of the auditor and the actuary on those statements;

2.	to elect Directors of the Company;

3.	to appoint auditors of the Company for 2004;

4.	to consider the shareholder proposals set out in Appendix “A” of this Proxy Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

The number of votes that may be cast at the Meeting by shareholders, as of March 10, 2004, is 463,144,122.

The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Proxy Circular. To be valid, proxies must be received by CIBC Mellon Trust Company (“CIBC Mellon”) at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on April 27, 2004, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the Meeting is adjourned.

By order of the Board of Directors,

Signed,

Christer Ahlvik
Corporate Secretary

March 10, 2004

MFC Proxy Circular

Business of the Annual Meeting

1. Election of the Board of Directors

Pursuant to a merger agreement dated September 28, 2003 between the Company and John Hancock Financial Services, Inc. (“John Hancock”), a newly formed wholly-owned subsidiary of the Company will merge with and into John Hancock, subject to the receipt of regulatory and other approvals, with the result that John Hancock would become a wholly-owned subsidiary of the Company. Upon the closing of this transaction (the “Closing”), the Company expects to issue approximately 337 million common shares (“Common Shares”) of Manulife Financial Corporation to holders of John Hancock common stock, with the result that such stockholders would own approximately 42% of the Common Shares of the Company. Certain regulatory approvals relating to this transaction are still pending at the date of this Proxy Circular.

The merger agreement contemplates that, immediately following the Closing, David F. D’Alessandro, Chairman, President and Chief Executive Officer of John Hancock (no relation to Dominic D’Alessandro) will be appointed to the Board of Directors of the Company, and that a person selected by the John Hancock board of directors who served as an independent John Hancock director will be nominated for election to the Board of Directors of the Company at the first Annual Meeting of the Company following the Closing. It is anticipated that the Closing will occur before the Annual Meeting.

If the Closing occurs before the Annual Meeting, 16 Directors will be elected and the Board will be comprised of 16 members. Nominees for election to the Company’s Board of Directors will be:

Kevin E. Benson	Richard B. DeWolfe	Arthur R. Sawchuk

John M. Cassaday	Robert E. Dineen, Jr.	Hugh W. Sloan, Jr.

Lino J. Celeste	Pierre Y. Ducros	Gordon G. Thiessen

Gail C. A. Cook-Bennett	Allister P. Graham	Michael H. Wilson

David F. D’Alessandro	Thomas E. Kierans

Dominic D’Alessandro	Lorna R. Marsden

If the Closing does not occur before the Annual Meeting, 14 Directors will be elected and the Board will initially be comprised of 14 members. Nominees for election to the Company’s Board of Directors will be:

Kevin E. Benson	Robert E. Dineen, Jr.	Arthur R. Sawchuk

John M. Cassaday	Pierre Y. Ducros	Hugh W. Sloan, Jr.

Lino J. Celeste	Allister P. Graham	Gordon G. Thiessen

Gail C. A. Cook-Bennett	Thomas E. Kierans	Michael H. Wilson

Dominic D’Alessandro	Lorna R. Marsden

Nominees’ biographies can be found in the section “Board of Directors.”

Directors’ attendance at Board and Committee meetings held in 2003 is set forth in the section “Board of Directors Meetings Held and Attendance of Directors.”

Each successful nominee will be elected to the Company’s Board of Directors for a term of one year, which will expire at the Company’s Annual Meeting in 2005.

MFC Proxy Circular

2. Appointment of Auditors

The Directors and management propose that the firm of Ernst & Young LLP be appointed as auditor for the 2004 fiscal year. Ernst & Young LLP has served as Manulife Financial’s auditor for more than five years. Ernst & Young LLP has complied with the partner rotation requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). For 2003, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $10.6 million, compared with $8.9 million in 2002.

	Year ended	Year ended
($Millions)	December 31, 2003	December 31, 2002
Audit fees	$7.5	$6.1
Audit–related fees	.5	.6
Tax fees	2.2	.9
All other fees	.4	1.3

	$10.6	$8.9 *

*	Amount has been updated to include out-of-pocket expenses.

Audit Fees

Fees for audit services totalled approximately $7.5 million in 2003 and approximately $6.1 million in 2002, including fees associated with the annual audit, the reviews of the Company’s quarterly reports and statutory audits required internationally.

Audit Related Fees

Fees for audit-related services totalled approximately $0.5 million in 2003 and approximately $0.6 million in 2002. Audit-related services principally include due diligence in connection with mergers and acquisitions, audits in connection with proposed or consummated acquisitions, and consultations concerning financial accounting and reporting standards.

Tax Fees

Fees for tax services totalled approximately $2.2 million in 2003 and approximately $0.9 million in 2002. Fees for tax services include tax compliance, tax planning and tax advice services (including expatriate services).

All Other Fees

Fees for all other services not included above, totalled approximately $0.4 million in 2003 and $1.3 million in 2002.

Detailed rules regulating the provision of non-audit services to the Company by its external auditor came into effect on May 6, 2003, as specified by SOX and the United States Securities and Exchange Commission (the “SEC”). All audit and non-audit services provided to the Company have been pre-approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

3. Shareholder Proposals

Shareholder proposals that have been submitted for consideration at the Annual Meeting can be found in Appendix “A” of this Proxy Circular.

M F C Proxy Circular

How to Vote

VOTING BY REGISTERED SHAREHOLDERS:

As a registered shareholder, you may vote in one of several ways:

1. Attend the Annual Meeting

You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to CIBC Mellon authorizing you to do so.

or

2. By Proxy

If you do not plan to attend the Meeting, you may cast your vote by proxy in one of two ways:

(a)	you may authorize the management representatives of the Company named in the proxy to vote your shares. You may convey your voting instructions:

•	By Internet (Worldwide) – Go to the Web site indicated on the proxy form and follow the instructions. You will need your control number (located on the front of the proxy form) to identify yourself to the system;

•	By Telephone (North America) – Call the toll free number on the enclosed proxy form and follow the voice instructions. You will need your control number (located on the front of the proxy form) to identify yourself to the system;

•	By Mail (Worldwide) - Complete the enclosed proxy form in full, sign and return it in the envelope provided; or

(b)	you may appoint some other person to attend the Meeting and vote your shares on your behalf. The proxy form is the only voting option by which a shareholder may appoint someone as proxy other than the management representatives named on the proxy form.

If you choose option (b), print your appointee’s name in the blank space on the enclosed proxy form and indicate how you would like your shares voted. Sign and return the completed proxy form in the envelope provided. Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.

VOTING BY NON-REGISTERED SHAREHOLDERS:

If you are a non-registered shareholder who has asked to be provided with Meeting materials, you will have received a package from an intermediary who holds your shares (for example, your broker) that will contain either:

•	a proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but unsigned if you hold a Share Ownership Statement); or

•	a voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

As a non-registered shareholder, you may vote in one of two ways:

1. Attend the Annual Meeting

(a)	if you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	if you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	if you have received a voting instruction form, follow the instructions on it.

or

2. By Proxy

(a)	if you hold a Share Ownership Statement and do not plan to attend the Meeting, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) respectively under the heading “By Proxy” under “Voting by Registered Shareholders.”

(b)	if you received a proxy form from your intermediary and do not plan to attend the Meeting, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form as instructed on the proxy form; or

(c)	if you have received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon at its Toronto office no later than 5:00 p.m. (Toronto time) on April 27, 2004, or if the Annual Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second day before the day which the Meeting is adjourned.

M F C Proxy Circular

Q&A on Voting at the Annual Meeting

Your vote is important, and you can exercise your right to vote whether you choose to attend the Meeting or not. Find out how below:

Q.	Am I entitled to vote?

A.	You are entitled to vote if you were a holder of Common Shares as of the close of business on March 10, 2004. Each Common Share is entitled to one vote except Common Shares that are beneficially owned by:

1.	the Government of Canada or a provincial government or any of their agencies; or

2.	the government of a foreign country or any political subdivision thereof or any of their agencies.

Q.	What if I acquire shares after March 10, 2004?

A.	In order to vote shares acquired after March 10, 2004, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included in the list of shareholders no later than April 19, 2004 by contacting CIBC Mellon as described in the Notice of Annual Meeting.

Q.	What am I voting on?

A.	You will be entitled to vote on resolutions relating to the election of Directors, the appointment of auditors and the shareholder proposals.

Q.	How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if you have a share certificate registered in your name.

You are a non-registered shareholder if:

1.	you received a Share Ownership Statement upon demutualization and have not requested a share certificate; or

2.	your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.

Q.	Who votes my shares and how will they be voted if I return a proxy form?

A.	By properly completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.

The shares represented by your proxy form must be voted as you instruct in the form. If you properly complete and return your proxy form but do not specify how you wish the votes cast, your shares will be voted in favour of the appointment of auditors, the election of Directors nominated by management and against the shareholder proposals.

Q.	Can I revoke a proxy or voting instruction?

A.	If you are a registered shareholder and have voted by Internet or telephone, you may override your previous vote by voting again.

If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1.	completing and signing a proxy form bearing a later date, and delivering it to CIBC Mellon; or

2.	delivering a written statement, signed by you or your authorized attorney to:

(a)	the Corporate Secretary of the Company at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including April 28, 2004, or the business day preceding the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to a nominee (for Share Ownership Statement holders) or an intermediary at any time by written notice to the nominee or intermediary, provided that the revocation is received at least seven days prior to the Meeting.

Q.	Who is soliciting my proxy?

A.	Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Q.	How many Common Shares are outstanding?

A.	As at March 10, 2004, there were 463,144,122 Common Shares outstanding.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 per cent of the voting rights attached to any class of voting shares of the Company.

Q.	Is my vote confidential?

A.	Your vote is confidential. Proxies are received, counted and tabulated independently by the Company’s transfer agent, CIBC Mellon, or in Hong Kong and the Philippines by CIBC Mellon’s authorized agents. CIBC Mellon does not disclose individual shareholder votes to the Company and proxies are not referred to the Company unless a shareholder has made comments clearly intended for management. However, CIBC Mellon may, upon request, provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

M F C Proxy Circular

Q.	What if I have a question?

A.	If you have any questions regarding the Annual Meeting, please contact CIBC Mellon or its authorized agent nearest you:

Canada:	CIBC Mellon at 1-800-783-9495

United States:	CIBC Mellon at 1-800-783-9768

Hong Kong:	Computershare Hong Kong Limited
Registered Shareholders
at 011-852-2862-8628
Share Ownership Statement Holders
at 011-852-2500-3201

Philippines:	The Hong Kong and Shanghai Banking
Corporation Limited (Philippines)
at 011-632-636-7306

Board of Directors

The following provides background information on the Directors of the Company proposed for election. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Arthur R. Sawchuk Director Since(1) : 1993 Common Shareholdings(2): 2003: 22,000 2002: 22,000 DSUs(3): 2003: 9,320 2002: 5,169 Stock Options : 5,000	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Chairman, President and Chief Executive Officer. He also serves as a director of Manitoba Telecom Services Inc., Bowater Inc. and Canadian Institute for Advanced Research. Mr. Sawchuk chairs the Corporate Governance and Nominating Committee and is a member of the Management Resources and Compensation Committee, the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Dominic D’Alessandro Director Since: 1994 Common Shareholdings: 2003: 281,250 2002: 281,250 DSUs: 2003: 208,849 2002: 204,874	Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, Manulife Financial has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was named Canada’s Outstanding CEO for 2002 and was made an Officer of the Order of Canada in 2003.

Kevin E. Benson Director Since: 1995 Common Shareholdings: 2003: 5,320 2002: 5,320 DSUs: 2003: 6,734 2002: 2,714 Stock Options: 3,000	Kevin Benson is President and Chief Executive Officer and a director of Laidlaw International Inc. He has previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia, President of The Jim Pattison Group, and President and Chief Executive Officer of Canadian Airlines. Mr. Benson is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

John M. Cassaday Director Since: 1993 Common Shareholdings: 2003: 20,000 2002: 20,000 DSUs: 2003: 5,626 2002: 2,767 Stock Options : 3,000	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. Corus is Canada’s leader in specialty television and radio and is a global leader in the production of children’s animation. He also serves as a director of Loblaw Companies Limited and Masonite International Corporation, and is an advisor to Nestlé Canada Inc. Mr. Cassaday is also active in the non-profit sector and serves on the board of St. Michael’s Hospital. Mr. Cassaday is a member of the Corporate Governance and Nominating Committee.

M F C Proxy Circular

Lino J. Celeste Director Since: 1994 Common Shareholdings: 2003: 6,300 2002: 6,300 DSUs: 2003: 2,998 2002: 1,463 Stock Options : 3,000	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of NBTel. He also serves as a director of NB Power and as Chairman of the Greater Saint John Community Foundation, a chari- table organization. Mr. Celeste is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Gail C.A. Cook-Bennett Director Since: 1978 Common Shareholdings: 2003: 7,500 2002: 7,500 DSUs: 2003: 2,847 2002: 1,399 Stock Options : 3,000	Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board. She also serves as a director of Transcontinental Inc. and Petro-Canada. Dr. Cook- Bennett has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Trilateral Commission and an active volunteer in several organizations. She is a Fellow of the Institute of Corporate Directors. Dr. Cook- Bennett is a member of the Management Resources and Compensation Committee.

David F. D’Alessandro*	David D’Alessandro has been Chairman of the Board of John Hancock Financial Services, Inc. and John Hancock Life Insurance Company since 2001, the President and Chief Executive Officer of John Hancock Financial Services, Inc. since 2000. He was elected President and Chief Operations Officer of John Hancock Life Insurance Company in 1998 and he has been a director since 1990. From 1988 to 1997, Mr. D’Alessandro was Senior Executive Vice President of John Hancock Life Insurance Company. He is Chairman of the Executive Committee of the Board of Directors of John Hancock Financial Services, Inc., Chairman of John Hancock Subsidiaries, LLC and a director of The Berkeley Financial Group, LLC. Mr. D’Alessandro is Chairman of The Wang Center for the Performing Arts.

Richard B. DeWolfe*	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC; a Director of The Boston Foundation; Trustee of Boston University; Trustee of the Marine Biological Laboratory, Woods Hole, MA and a Director of The National Conference for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocation Services, Inc. (RELO) and was formerly Chairman of the Board of Trustees, Boston University.

Robert E. Dineen, Jr. Director Since: 1999 Common Shareholdings: 2003: 14,500 2002: 14,500 DSUs: 2003: 9,150 2002: 4,899 Stock Options : 3,000	Robert Dineen is a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York, specializing in complex, cross-border financial transactions. He also serves as a director of Nova Chemicals Corporation. Mr. Dineen is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Pierre Y. Ducros Director Since: 1999 Common Shareholdings: 2003: 27,800 2002: 27,800 DSUs: 2003: 6,205 2002: 3,118 Stock Options : 3,000	Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. and Vice- Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros also serves as a director of BCE Emergis, Cognos Inc., Nstein Technologies, eNGENUITY Technologies Inc. and National Bank Financial. Mr. Ducros is a member of the Corporate Governance and Nominating Committee.

Allister P. Graham Director Since: 1996 Common Shareholdings: 2003: 25,224 2002: 25,224 DSUs: 2003: 5,815 2002: 2,889 Stock Options : 3,000	Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited. Currently, he serves as the Chairman of Nash Finch Company, a U.S. wholesale/retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C. Mr. Graham is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

M F C Proxy Circular

Thomas E. Kierans Director Since: 1990 Common Shareholdings: 2003: 30,681 2002: 30,681 Stock Options: 3,000	Thomas Kierans is Chairman of The Canadian Institute for Advanced Research in Toronto. Before assuming this position, he was President and Chief Executive Officer of the C.D. Howe Institute and before that, President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.). Mr. Kierans is also Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervision and also of CSI-Global Education Inc. He serves as a director and advisor to several other companies. Mr. Kierans chairs the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Lorna R. Marsden Director Since: 1995 Common Shareholdings: 2003: 19,332 2002: 19,332 DSUs: 2003: 2,837 2002: 1,382 Stock Options: 3,000	Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including Canada World Youth and the Centre for Development and Population Activities in Washington, D.C. Dr. Marsden is a member of the Management Resources and Compensation Committee.

Hugh W. Sloan, Jr. Director Since: 1985 Common Shareholdings: 2003: 7,210 2002: 7,210 DSUs: 2003: 4,875 2002: 2,553 Stock Options: 3,000	Hugh Sloan is Deputy Chairman of the Woodbridge Foam Corporation. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University. Mr. Sloan chairs the Management Resources and Compensation Committee and is a member of the Corporate Governance and Nominating Committee.

Gordon G. Thiessen Director Since: 2002 DSUs: 2003: 4,593 2002: 1,593 Stock Options: 3,000	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the new Canadian Public Accountability Board. Mr. Thiessen also serves as a director of IPSCO Inc. and the Institute for Research on Public Policy, is Chairman of the Board of Governors of the University of Saskatchewan and is Campaign Chairman for the Neuromuscular Research Partnership. Mr. Thiessen is a member of the Management Resources and Compensation Committee.

Michael H. Wilson Director Since: 1995 Common Shareholdings: 2003: 25,000 2002: 25,000 DSUs: 2003: 5,845 2002: 2,896 Stock Options: 3,000	Michael Wilson is Chairman and Chief Executive Officer of UBS Canada. Prior to July 2000, Mr. Wilson was Vice-Chairman and a director of RBC Dominion Securities Inc. in Toronto. He has been the Federal Minister for Finance, Industry, Science & Technology, and International Trade in the Government of Canada. Mr. Wilson also serves as a director of BP p.l.c. He is Chairman of Neuroscience Canada Foundation and Canadian Coalition for Good Governance and was Chairman of the Mental Health Implementation Task Force for Toronto and Peel. Mr. Wilson is a member of the Management Resources and Compensation Committee.

*	Is a nominee only if the Closing occurs before the Annual Meeting. If Closing occurs prior to the Annual Meeting, David D’Alessandro will become a Director on Closing. Richard DeWolfe will become a new Director nominee on April 29, 2004.

(1)	“Director Since” refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized, it became a wholly owned subsidiary of the Company.

(2)	“Common Shareholdings” refers to the number of Common Shares over which control or direction is exercised by the Director as at March 10, 2004 and March 5, 2003 respectively.

(3)	“DSUs” refers to the number of deferred share units held by the Director as at March 10, 2004 and March 5, 2003 respectively.

M F C Proxy Circular

Shareholdings of Board Members as at March 10, 2004

•	Equity participation in the Company by Directors: 100%

•	Total number of Common Shares held by all Directors: 492,117

•	Total number of Common Shares held by all non-employee Directors: 210,867

•	Total number of DSUs held by all Directors: 275,694

•	Total number of DSUs held by all non-employee Directors: 66,845

•	Total value of Common Shares and DSUs held by all Directors: $35,549,649.30

•	Total value of Common Shares and DSUs held by all non-employee Directors: $12,858,065.60

All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated. Values are based on the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) as at March 10, 2004: $46.30.

Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended December 31, 2003. Attendance is a critical element for Directors to perform their duties and responsibilities. The Company’s policy is that Directors attend all meetings of the Board and of Committees on which they sit, unless circumstances make it impossible to do so. It is anticipated that all Directors will be in attendance at the upcoming Annual Meeting.

Summary of Board and Committee Meetings Held

Board of Directors	13
(a) Corporate Governance and Nominating Committee (the “Governance Committee”)	4
(b) Management Resources and Compensation Committee (the “Compensation Committee”)	5
(c) Audit and Risk Management Committee (the “Audit Committee”)	6
(d) Conduct Review and Ethics Committee (the “Ethics Committee”)	2
(e) Joint Meetings of the Governance Committee and the Compensation Committee (the “Joint Committee”) (1)	5

Summary of Attendance of Directors

	Board Meetings	Committee Meetings
Director	Attended	Attended
Arthur R. Sawchuk (a – Chair, b, c, d, e – Co-Chair)(2) (Chair of the Board)	13 of 13	22 of 22
Dominic D’Alessandro (3)	13 of 13	20
Kevin E. Benson (c, d)	10 of 13	8 of 8
John M. Cassaday (a, e)(4)	10 of 13	10 of 10
Lino J. Celeste (c, d)(5)	12 of 13	8 of 8
Gail C.A. Cook-Bennett (b, e)	11 of 13	10 of 10
Robert E. Dineen, Jr. (c, d)(5)	13 of 13	8 of 8
Pierre Y. Ducros (a, e)(4)	13 of 13	10 of 10
Allister P. Graham (c, d)	12 of 13	8 of 8
Thomas E. Kierans (c – Chair, d – Chair)	12 of 13	7 of 8
Lorna R. Marsden (b, e)	12 of 13	9 of 10
Hugh W. Sloan, Jr. (a, b – Chair, e – Co-Chair)	13 of 13	14 of 14
Gordon G. Thiessen (b, e)(6)	10 of 13	9 of 9
Michael H. Wilson (b, e)(6)	12 of 13	8 of 9

(1)	In preparation for the proposed merger with John Hancock, a Joint Committee was struck of the Governance Committee and Compensation Committee, to review the Company’s approach to compensation and retention for its President and Chief Executive Officer and most senior officers.

(2)	Effective April 24, 2003, Mr. Sawchuk became Vice-Chair of the Compensation Committee.

(3)	Members of management are not members of any Committee of the Board, but attend Committee and Board meetings as required.

(4)	Prior to April 24, 2003, Mr. Cassaday and Mr. Ducros were members of the Compensation Committee.

(5)	Prior to April 24, 2003, Mr. Celeste and Mr. Dineen were members of the Governance Committee.

(6)	Prior to April 24, 2003, Mr. Thiessen and Mr. Wilson were members of the Audit Committee and the Ethics Committee.

M F C Proxy Circular

Statement of Corporate Governance Practices

The Company’s corporate governance practices meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the “TSX Guidelines”), and comply with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and any SEC rules thereunder, and the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”). There are no differences between the Company’s corporate governance practices and the domestic issuer requirements of the NYSE Rules. The Company will also comply with the recently introduced financial statement certification and audit committee rules implemented by Canadian Securities Regulators under Multilateral Instruments 52-109 and 52-110 (“CSR Instruments”).

The following Statement of Corporate Governance Practices outlines the Company’s approach to governance and, where appropriate, highlights achievements in developing the Company’s corporate governance program.

Guideline	Manulife Practice
The Board has assumed a stewardship role over the Company, including responsibility for fundamental items Insurance Companies Act TSX Guidelines	The role of the Board of Directors is one of stewardship and to act in the best interests of the Company. The mandate of the Board is to supervise the management of the business and affairs of the Company. The Board has assumed responsibility for the following specific items:

• Adoption of and ultimate responsibility for a strategic planning process that requires ongoing and regular approval of strategic plans;

• Oversight of the major risks and risk management practices of the Company;

• Oversight of succession planning and monitoring of the Company’s human resources strategy, including annual review of the senior management talent pool and performance, and approval of officer appointments;

• Oversight of the Company’s internal control processes through reports from the Company’s internal and independent auditors to the Audit Committee, and through reports on the Company’s regulatory compliance activities; and

• Establishment and annual review of the Disclosure Policy to manage the Company’s communication with investment analysts and the public, and Board review of material public communications.

The Board’s mandate is set forth in the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial. The Manual also serves as a statement of expectations for Directors and all those in the Company with governance responsibilities.

Specific guidelines defining the scope of duties and expectations of the Board, the Board Committees and those of management have been adopted. Policies including specific quantitative limits and criteria, establish which decisions require prior Board approval, such as major investments, raising of capital, organizational restructuring and review and approval of financial statements.

The Board’s independence is fundamental to its stewardship role and its effectiveness TSX Guidelines NYSE Rules	The key to fulfilling its oversight role is the Board’s independence. All but one member of the current Board are “unrelated” under the TSX Guidelines(1) and independent under the NYSE Rules(2) and SOX(3). Dominic D’Alessandro, the Company’s President and Chief Executive Officer, is not unrelated or independent. If Closing of the merger with John Hancock occurs prior to the Annual Meeting, David F. D’Alessandro would not be unrelated or independent due to his position in the Company’s management. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as unrelated or independent.

(1) As defined by the TSX, an “unrelated” director is a director who is, and has for the past three years been, independent of management and free from any interest and any business or relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

(2) As defined in the NYSE Rules, an “independent” director is a director who the Board has affirmatively determined has no material relationship with the company or one of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, no director who (i) is a former employee of the company or one of its subsidiaries; (ii) receives more than US$100,000 per year in direct compensation from the company other than for director or committee fees; (iii) is a former employee of the company’s auditor; (iv) was an employee of a company for which an executive officer of the listed company served on that company’s compensation committee concurrent with that director’s employment with that company; (v) is an executive officer or employee of a company that makes or receives payments from the listed company which, in a given fiscal year, exceed US$1,000,000 or two per cent of such other company’s gross revenue; or (vi) has an immediate family member in the foregoing categories, can be considered independent until three years after such affiliation or relationship has terminated.

(3) As defined by SOX, to be determined “independent”, a director may not accept any consulting, advisory or other compensatory fee from the listed company, or be an affiliated person of the listed company or any subsidiary thereof, other than in such person’s capacity as a member of the board of directors or any committee thereof.

MFC Proxy Circular

Guideline	Manulife Practice
Membership standards for Board Committees have been developed TSX Guidelines NYSE Rules CSR Instruments	The Board relies heavily on its Committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue.

All Committees of the Board are comprised solely of unrelated and independent Directors. Each standing Committee has a written Charter setting out its mandate. These Charters are available on the Company’s Web site or by writing to the Corporate Secretary.

All Committees prepare annual objectives, plans and agendas. A scorecard of each Committee’s compliance with its Charter is available on the Company’s Web site. Each Committee is required to report and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

The Board has established the Governance Committee to oversee nominating duties Insurance Companies Act TSX Guidelines NYSE Rules	Working with the Governance Committee and approved by the Board, the Chair is charged with developing an analytical framework for assessing desired competencies, expertise, skills, background and personal qualities that should be sought in new members.

The Chair maintains a list of candidates for the Board and is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitments required.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is properly submitted under the Act. A proper nomination must be submitted by shareholder proposal that is signed by the holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

The Governance Committee has established a process for review of the Board, its Committees and individual Directors TSX Guidelines NYSE Rules	The Governance Committee conducts annual, formal evaluations of the Board, the Chair and Board Committees, and immediately reviews the impact of any change in a Director’s principal occupation. The extensive evaluation process consists of a written Board Effectiveness Survey and presentation of the consolidated results, with suggested areas for improvement, to the Governance Committee and to the Board. Evaluation of the contributions of individual Directors consists of the completion of a written self-assessment survey and one-on-one follow-up meetings with the Chair. It is the ongoing contribution of Directors that determines their suitability for Board membership.

The CEO’s performance is evaluated separately. The Governance Committee conducts an annual formal performance review of the CEO, and working with the CEO, sets financial and non-financial objectives for the coming year, which are in turn approved by the Board. The CEO’s performance is evaluated based on these objectives and on the Company’s performance.

As part of the Board renewal process, the Governance Committee reviews the overall size and operation of the Board and its Committees to ensure that they operate effectively. The Governance Committee also annually determines that a Director’s ability to serve the Company is not impaired by additional obligations or by changes in his/her professional circumstances. The Company also has in place a normal retirement age of 70.

The Board has developed orientation and education programs for Directors TSX Guidelines	The Company provides an orientation program for new Directors, as well as an ongoing continuing education program for all Directors. As part of the program, Directors’ Seminars, divisional presentations to the Board and on-site visits to the Company’s operations help Directors better understand the Company’s strategies, operations and the external business and competitive environment in which the Company operates.

The Board has a process for review of Director compensation TSX Guidelines NYSE Rules	The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Company shares (common and preferred) and DSUs are considered equity for this purpose, while stock options are not.

No stock options were granted in 2003 and the Board continues to believe that no stock options should be issued to Directors.

MFC Proxy Circular

Guideline	Manulife Practice
The Board oversees the development of the Company’s approach to governance TSX Guidelines	The Governance Committee is responsible for overseeing the Company’s corporate governance program. The Governance Committee recommends governance policies, practices and procedures to the Board for consideration and approval. The Governance Committee regularly reviews its structures, mandates and composition.

Independence of the Chair of the Board TSX Guidelines NYSE Rules	The positions of Chair and CEO are separate. It is the Company’s policy that the Chair is an unrelated and independent Director. The current Chair, Mr. Sawchuk, is unrelated and independent and has never been an employee of the Company. The Chair’s mandate is to ensure that the Board carries out its responsibilities effectively and separately from management.

Position descriptions for the Chair, Committee Chairs, the CEO and individual Directors have been developed TSX Guidelines NYSE Rules	Position descriptions outlining the accountabilities for the Chair, the Chair of Board Committees, the CEO and individual Directors can be found at www.manulife.com.

Audit Committee standards have been developed Insurance Companies Act TSX Guidelines NYSE Rules SOX CSR Instruments	As with all other Committees, the Audit Committee is comprised entirely of unrelated, independent directors. In addition, the Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than three other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled two to three days in advance of Board meetings. In this way, the Audit Committee has more time to deliberate on the Company’s financial results and is able to make adjustments or changes, as necessary, before delivering its report to the Board.

The Audit Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. The Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee.

The Board reviews annually the membership of the Audit Committee to confirm that all members are financially literate and that at least one member can be designated as an Audit Committee Financial Expert, each as prescribed by applicable regulatory requirements. Accordingly, the Board has reviewed the Audit Committee membership and determined that all members are financially literate and that all members possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication, including in camera meetings, with the internal auditor, independent auditor, Appointed Actuary and with the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”).

Considering the Company’s principal risks, risk management and internal controls TSX Guidelines NYSE Rules SOX CSR Instruments	The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and refreshed regularly to mitigate the Company’s exposures.

MFC Proxy Circular

Guideline	Manulife Practice
The Board has established an Ethics Committee Insurance Companies Act	Proper business ethics is a cornerstone of good corporate governance. The Ethics Committee oversees items such as conflicts of interest, related party transactions and confidential information. The mandate of the Ethics Committee includes an annual review of the Company’s Code of Business Conduct and Ethics (“Code”) and a review of the Company’s compliance with legal requirements.

The Board has established a Compensation Committee TSX Guidelines NYSE Rules	A fundamental aspect of the stewardship role of the Board is ensuring that an effective and talented management team runs the Company. To further this goal, the Board has established the Compensation Committee to oversee the Company’s global human resources strategy, with the goal of acquiring the best mix of talents for the Company.

The Compensation Committee’s main goal is to approve the appointment of and provide proper development, compensation and review of senior management. The Compensation Committee approves the annual performance assessment and compensation of senior executives.

The Company allows retention of outside advisors by Directors TSX Guidelines NYSE Rules	The Board and its Committees may retain outside advisors at the Company’s expense, as they deem necessary. The Governance, Compensation and Audit Committees retain advisors. Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee, with the approval of the Governance Committee.

Meetings of non-management Directors NYSE Rules	Each meeting of the Board and of its Committees is followed by an in camera meeting, at which the Chair of the Board or of the Committee acts as Chair. Shareholders wishing to contact non-management Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the address contained in the section entitled “Procedures for Considering Shareholder Proposals.”

The Board has approved a Code of Business Conduct and Ethics NYSE Rules SOX	The Company has established and circulated the Code, which covers all persons who act on behalf of the Company, including Directors. The Code complies with the requirements of the NYSE Rules and the SEC rules. The Code is available on the Company’s Web site. The Board reviews the Code annually with the assistance of the Ethics Committee. All employees of the Company, including the CEO and Board of Directors, have signed an acknowledgement confirming their commitment to the Code.

The CEO and CFO certify Financial Statements NYSE Rules SOX CSR Instruments	The CEO and Chief Financial Officer certify the annual financial statements as required by SOX and will certify quarterly financial statements as required by the CSR Instruments. The CEO will also provide an annual certification to the NYSE stating that the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company’s stakeholder communication initiatives	Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by a group that includes the Legal, Investor Relations (“IR”) and Corporate Communications departments and senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information. The Company shares information with individual shareholders, institutional investors and financial analysts through its IR department, and to the media and employees through its Corporate Communications department. The IR department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base, and a summary of recent IR activities.

In addition to the items mentioned above, the Company’s Web site www.manulife.com features Web casts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.

MFC Proxy Circular

Report of the Corporate Governance and Nominating Committee

The Board believes that its principal responsibility is to ensure that management always conducts itself in a manner that is consistent with the best interests of the Company.

The Board is separate from management. The Board oversees the strategic direction of the Company, its financial condition, opportunities and risks, and ensures good corporate governance processes. In executing its role, the Board is responsible for hiring, retaining and overseeing senior management, with particular emphasis on the CEO.

The Board addresses its responsibility for both fiduciary and regulatory matters, effective operation of the Company and proper monitoring through ongoing communication with and review of management.

By doing these things well and focusing on its own continuous improvement, the Board seeks to maximize long-term shareholder value, while taking into account the interests of all stake-holders of the Company. Maintaining high standards requires constant diligence and oversight. The Company is constantly reviewing its corporate governance policies and practices against international standards.

The Governance Committee is chaired by the non-employee Chair of the Board. It oversees the Company’s corporate governance processes, including the effectiveness of the Board and its Committees, and the contributions of individual Directors. The Board is responsible for recruiting and developing outstanding and committed Board members.

In this spirit, the Governance Committee took the following measures in 2003:

•	Completed the annual formal Board Effectiveness Survey, including assessments of the Board, the Board Committees and the contributions of individual Directors;

•	Engaged a recognized, independent external consultant to review the CEO’s and Directors’ compensation; the Directors’ compensation assessment followed the review of the Company’s corporate governance practices, resulting from the many regulatory initiatives in 2002 and 2003;

•	Doubled the minimum equity requirement for Directors in the Company to $300,000;

•	Reviewed the size and composition of the Board to ensure that the Board continues to have the appropriate expertise and background so that it can properly exercise its oversight responsibilities;

•	Completed a review of the Board Committee structure and composition that resulted in the realignment of the membership of the Committees;

•	Reviewed criteria for the selection of new Board members, including a review of the skills, expertise, backgrounds, independence and qualifications of existing Directors;

•	Assessed the Board’s relationship with management;

•	Monitored corporate governance developments and made recommendations to the Board on improvements to the Company’s corporate governance program; and

•	In preparation for the proposed merger with John Hancock and in conjunction with the Compensation Committee, reviewed the Company’s approach to compensation and retention for its CEO and most senior officers, including executive compensation beliefs, principles and philosophy, and appropriate peer group. The Joint Committee is also reviewing terms and conditions for a new employment contract with the Company’s President and CEO that will reflect employment practices in the stated CEO peer group. The new contract would come into effect on Closing.

The Corporate Governance and Nominating Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2003. A Scorecard of the Governance Committee’s compliance with its Charter can be found at www.manulife.com.

Signed,

Arthur R. Sawchuk (Chair)
John M. Cassaday
Pierre Y. Ducros
Hugh W. Sloan, Jr.

MFC Proxy Circular

Report of the Audit and Risk Management Committee

The Board has delegated to the Audit and Risk Management Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the external auditor, the performance of the internal audit function, and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship.

The Audit Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The Audit Committee has reviewed its membership and determined that all members are financially literate and have financial expertise as required by the TSX Guidelines and the NYSE Rules. The Board has also determined that Messrs. Benson, Celeste, Dineen, Graham, Kierans and Sawchuk have the necessary qualifications to be designated as an Audit Committee Financial Expert under SOX.

In fulfilling its mandate in 2003, the Audit Committee:

•	Reviewed and discussed with management the audited annual financial statements;

•	Discussed with the independent auditor all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the independent auditor’s independence; and

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

Based on this information, the Audit Committee recommended to the Board that the 2003 audited financial statements be approved and included in the Annual Report to Shareholders. The Audit Committee also took the following measures:

Independent Auditor

•	Reviewed the performance of the independent auditor and recommended reappointment of the independent auditor for shareholders’ approval;

•	Reviewed the independence and qualification of the independent auditor, based on the independent auditor’s disclosure of its relationships with the Company;

•	Approved the audit and non-audit fees paid to the independent auditor;

•	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees;

•	Reviewed the protocol for the consideration and approval of non-audit services to be provided by the independent auditor that may be required during the year but not covered in the annual approval;

•	Delegated authority to a member of the Audit Committee to approve requests received in-year for audit and permitted non-audit services to be provided by the independent auditor; and

•	Reviewed the overall scope and plans of the annual audit with the independent auditor and management.

Internal Auditor

•	Reviewed the appointment and independence, at the time of the appointment, of the internal auditor;

•	Reviewed the qualifications, resources and annual work plan of the internal audit department; and

•	Met regularly in camera with the internal auditor.

Appointed Actuary

•	Met in camera with the Appointed Actuary of the Company; and

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.

Financial Reporting

•	Reviewed the interim quarterly financial statements and the annual consolidated financial statements with management and the independent auditor prior to publication. Reviews included a discussion with the independent auditor of matters which are required to be disclosed under generally accepted auditing standards; and

•	Met regularly in camera with the independent auditor.

Risk Management and Regulatory Compliance

•	Ensured that the enterprise-wide risk management process is fully operational and that the Chief Risk Officer provided regular reports to the Audit Committee;

•	Reviewed and approved risk management policies recommended by management;

•	Reviewed the procedures for the receipt and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	Reviewed management reports demonstrating compliance with risk management policies;

•	Reviewed staff appointed to administer risk management policies;

MFC Proxy Circular

•	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses;

•	Reviewed the Company’s legal and regulatory compliance with the Chief Compliance Officer, including all correspondence from regulators; and

•	Held its annual meeting with OSFI to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination, and management’s response.

The Audit and Risk Management Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2003. A Scorecard of the Audit Committee’s compliance with its Charter can be found at www.manulife.com.

Signed,

Thomas E. Kierans (Chair)
Kevin E. Benson
Lino J. Celeste
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk

Report of the Conduct Review and Ethics Committee

The Company believes it must adhere to the highest ethical standards and accordingly, has adopted a Code of Business Conduct and Ethics that applies to Directors, employees and others who deal with and for the Company. The Conduct Review and Ethics Committee ensures that proper ethical conduct is a cornerstone of corporate governance at the Company.

The Ethics Committee ensures that appropriate procedures are in place for dealing with related party transactions, particularly any transactions that could have a material impact on the stability or solvency of the Company. It oversees procedures for resolving conflicts of interest, restricting the use of confidential information and dealing with customer complaints.

Of significance in 2003, the Ethics Committee:

•	Reviewed the Company’s general arrangements under which loans are made to Company officers in compliance with applicable legislation;

•	Reviewed the Company’s approach for dealing with related party procedures and transactions;

•	Reviewed the Company’s conflict of interest process and restriction of use of confidential information;

•	Reviewed and approved amendments to the Code;

•	Reviewed the Company’s procedures for receiving and processing any requests for waivers of the Code;

•	Reviewed a report which stated that no waivers to the Code were requested by executives or Directors; and

•	Reviewed disclosure of information to customers and dealing with complaints of customers of the Company.

The Conduct Review and Ethics Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2003. A Scorecard of the Ethics Committee’s compliance with its Charter can be found at www.manulife.com.

Signed,

Thomas E. Kierans (Chair)
Kevin E. Benson
Lino J. Celeste
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk

MFC Proxy Circular

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee oversees the Company’s global human resources strategy, policies and key programs, with special focus on executive compensation and executive succession.

In fulfilling its mandate during 2003, the Compensation Committee:

•	Reviewed annual performance assessments prepared by the CEO for senior executives;

•	Reviewed and approved executive compensation programs and actual compensation awarded for Executive Vice Presidents and Senior Vice Presidents, but excluding the CEO, whose compensation is reviewed and approved by the Governance Committee;

•	Approved the implementation of a mid-term incentive plan consisting of Restricted Share Units (RSUs), which were granted to replace a portion of stock options. Consequently, stock option utilization in 2003 has declined to less than 0.3% of total Company Common Shares outstanding;

•	Carried out its fiduciary and oversight responsibilities regarding pension design, governance and funding policy; reviewed the Company’s pension plans worldwide including investment performance, regulatory compliance, education and communication and plan administration;

•	Reviewed the Company’s officer talent pool and succession plan;

•	Continued to engage the services of a recognized independent external consultant to provide advice and expertise on executive compensation matters;

•	Reviewed and approved the executive compensation disclosure in the Proxy Circular distributed to shareholders; and,

•	In preparation for the proposed merger with John Hancock and in conjunction with the Governance Committee, developed the Company’s future approach to compensating its most senior officers, including the executive compensation philosophy, principles and beliefs, and appropriate comparator companies for select corporate roles, as well as severance policies.

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Philosophy and Beliefs

The Company’s executive compensation philosophy is based on a strong pay for performance culture, where rewards are directly linked to corporate, divisional and individual results. Its objectives are to:

•	Recruit, grow and retain proven top talent globally;

•	Align the interests and awards of executives to those of the Company’s shareholders; and

•	Ensure competitive total compensation packages compared to the relevant peer groups in the various markets in which the Company operates.

Total Compensation Strategy

The Company’s executive compensation program has five main components: base salary, annual cash incentives, mid-term and long-term incentives, and benefits. Taken together, these components reinforce and support the Company’s compensation philosophy.

The following table summarizes each compensation component:

Compensation Component	Form	Applies To	Performance Period	Determination
Base Salary	Cash	All employees, up to and including CEO	1 year	Based on market competitiveness. Award based on individual performance and internal equity.

Short-Term Incentive	Cash	All employees, up to and including CEO	1 year	Based on market competitiveness. Actual award based on combination of Company, divisional and individual performance.

Mid-Term Incentive	Restricted Share Units	Assistant Vice Presidents and up, including CEO	Up to 3 years, 100%, vesting at end of period	Based on market competitiveness and Company performance. Awarded annually, based on individual performance and in some instances, business performance factors. Final payout value based on share price and in some instances, on the achievement of business performance goals.

MFC Proxy Circular

Compensation Component	Form	Applies To	Performance Period	Determination
Long-Term Incentive	Stock Options	Vice Presidents and up, including CEO	10 years, with 25% vesting per year over 4 years, with the first 25% vesting 1 year after the grant date	Based on market competitiveness and Company performance. Awarded annually, based on individual performance. Final payout value based on share price.

Benefits	Group life and health program, and pension plan. Additional perquisites, varying by country.	All employees. Additional perquisites for Vice Presidents and up, including CEO	Ongoing	Based on market competitiveness.

Pay Mix

Over the past few years, the Company has shifted the pay mix by increasing the portion of pay at risk through short, medium and long-term incentives. For 2003, the proportion of pay at risk is approximately 70 per cent for Executive Vice Presidents and Senior Vice Presidents and 50 per cent for Vice Presidents.

The components of the pay mix for Executive Vice Presidents and Senior Vice Presidents are, on average, 30 per cent base salary, 20 per cent short-term incentive and 50 per cent mid-term and long-term incentives. For Vice Presidents, the mix, on average, is 50 per cent, 15 per cent and 35 per cent, respectively.

The actual pay mix for executives in each country in which the Company operates reflects a balance between local market conditions and the Company’s stated compensation philosophy.

Peer Groups and Market Positioning

Manulife Financial is a global company headquartered in Canada. Market competitiveness of the Company’s executive compensation program, and each of its components, is assessed relative to an appropriate group of peer companies with comparable size, scope and geographic spread of operations.

The peer group is based primarily on local comparators. In Canada, the peer group consists of Schedule-1 banks and other large life insurers, including Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Canada Trust, Great-West Life and Sun Life Financial. In the United States, the peer group consists of similarly sized U.S. life insurers, which would include AFLAC, Allstate, Metropolitan Life, Prudential Financial, Hartford Financial Services and Principal Financial. In Asia, the peer group consists of life insurers with large Asia Pacific operations such as AXA Insurance, HSBC Insurance, ING Insurance, New York Life Insurance and Sun Life Assurance.

In anticipation of the proposed merger with John Hancock and the Company’s potential increasing participation in the United States and globally, the Compensation Committee in conjunction with the Governance Committee, conducted an in-depth review of peer groups based on current and potential roles. Looking forward, for select senior executives with global responsibilities, the peer group will consist of global insurance companies and other North American financial institutions of similar size with large U.S. operations including, in addition to the above, AXA Financial, ING, US Bancorp and PNC Financial Services.

Total compensation levels are targeted at the median of the relevant peer group. Compensation for superior performance is positioned to be competitive with the total compensation levels for top performing executives in similar roles at other top performing peer companies.

Base Salary

The Compensation Committee reviews and approves the salary ranges and individual salary increases for all Executive Vice Presidents and Senior Vice Presidents. It also reviews and approves the salary ranges and aggregate salary increases for Vice Presidents, Assistant Vice Presidents and staff.

Base salaries are determined relative to salaries for comparable roles in the appropriate peer group, internal relativity and the individual’s performance in the role. External salary surveys are conducted at least annually in all locations.

Annual Incentive Plan

The Company’s short-term incentive program, the Annual Incentive Plan (“AIP”), provides executive officers of the Company with the opportunity to earn cash incentives based on the achievement of pre-established corporate, divisional and individual performance objectives.

A range of incentive bonus opportunity is determined for each executive officer level based on competitiveness with award opportunities offered by comparable companies.

M F C Proxy Circular

The weightings for the 2003 AIP are as follows:

			Business Performance
			Weighting(3)
	AIP Target(1)
Level	(% of salary)		Corporate	Divisional	Individual
Executive Vice President	65%		100%	0%
Senior Vice President	40 – 55	%(2)	25%	75%	Individual Performance
			50%	50%	Multiplier ranging from 0 – 200%
Vice President	20 – 45	%(2)	25%	75%
			50%	50%

1.	Incentive target as a percentage of salary reflects market practice at comparable job levels in peer group companies and represents the expected payout for meeting performance objectives. The maximum incentive achievable for exceeding business and individual performance objectives is 2.5 times the AIP target.

2.	AIP targets vary by location.

3.	For Senior Vice Presidents and Vice Presidents, the corporate/divisional split is 25/75 for divisional executives and 50/50 for corporate executives.

Corporate and divisional AIP performance measures are developed annually by management. The corporate measure is based on earnings per share and is approved by the Compensation Committee. Divisional performance measures vary by business area and typically include measures of net income, portfolio performance, revenues and/or expense management.

Individual measures reflect special initiatives, management development and personal growth.

Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each Executive Vice President and Senior Vice President, and the aggregate of all awards payable under the plan.

Mid-Term and Long-Term Incentives

The Company’s mid-term and long-term incentives are designed to:

•	Motivate management performance;

•	Encourage management ownership in the Company to further align the interests of executives with those of shareholders – creating long-term shareholder value; and

•	Enable executives to participate in the long-term growth and financial success of the Company.

In February 2003, the Board approved a proposal to amend long-term incentive pay for executive officers by introducing restricted share units (“RSUs”) as a mid-term incentive. The RSUs are granted in lieu of a portion of the stock options, which would otherwise have been granted under the Executive Stock Option Plan.

The mix of RSUs and stock options will vary according to an officer’s level within the organization. In 2003, the mix of RSUs and stock options was 70/30 for Vice Presidents, 50/50 for Senior Vice Presidents and Executive Vice Presidents, and 45/55 for the President and CEO. This mix reflects a decrease in the proportion of options granted to Executives. Junior officers no longer receive stock options.

For 2004, the mix of RSUs and stock options for the President and CEO will change to 50/50. The mix for all other levels listed above will remain as is.

The Compensation Committee reviews and approves mid-term and long-term incentive awards for each Executive Vice President and Senior Vice President individually and the aggregate of all awards under the plans.

Restricted Share Unit Plan (Mid-Term Incentive)

RSUs represent phantom Common Shares that entitle a participant to receive a cash payment equal to the market value of the same number of Common Shares at the time the RSUs vest and are paid out, three years from issuance. Participants’ accounts are credited for dividends declared on the Company’s Common Shares. The Company will not issue any Common Shares in connection with RSUs. In 2003, a total of 908,270 RSUs were granted to officers, not including those granted to the President and CEO. Information on the RSU grants made to Named Executive Officers in February 2003, as was previously reported in last year’s Proxy Circular under “Supplemental Information,” can be found in the Summary Compensation Table.

RSU grants made in 2004 and thereafter will generally be subject to specific business performance conditions set by the Compensation Committee at the time of the grant. In 2004, the performance condition consists of an absolute return on equity (“ROE”) measure. The number of units that ultimately vest will reflect the achievement of the ROE performance goals. No units will vest if the ROE does not exceed the Company’s cost of capital.

Information on the RSU grants made to Named Executive Officers in February 2004 can be found in the section “Supplemental Information – Compensation for 2004.”

M F C Proxy Circular

Executive Stock Option Plan (Long-Term Incentive)

The Executive Stock Option Plan (“ESOP”) was introduced in October 2000 for executive officers, replacing the Long Term Incentive Plan (“LTIP”). The ESOP was approved at the Company’s first Annual and Special Meeting of shareholders held on May 4, 2000.

The Compensation Committee is authorized to grant stock options, Deferred Share Units (“DSUs”), share appreciation rights (“SARs”), restricted shares and performance awards to officers and employees of the Company or its affiliates. The maximum number of Common Shares that may be issued under the ESOP is 36,800,000.

As at December 31, 2003, a total of 13,930,649 stock options and DSUs were outstanding under the ESOP. Together with the number of shares available to be issued under ESOP, this represents just over seven per cent of total Common Shares outstanding.

Stock Options

Stock options represent the right of the option-holder to buy Common Shares at a specified price (“exercise price”) within a specified period of time (“maximum exercise period”).

Stock options were granted to eligible officers on February 25, 2003 with an exercise price of $36.35, which was the closing price of Common Shares as reported on the TSX on the last trading day prior to the date of grant. These options have a maximum exercise period of 10 years and vest at the rate of 25 per cent per year, with the first 25 per cent vesting one year after the grant date.

In 2003, a total of 1,358,950 stock options were granted to officers, including the President and CEO. Information on the stock option grants made to Named Executive Officers in February 2003 can be found in the Summary Compensation Table.

Information on the stock option grants made to Named Executive Officers in February 2004 can be found in the section “Supplemental Information – Compensation for 2004.”

Deferred Share Units

DSUs represent the right to receive Common Shares equal to the number of DSUs held by the participants. DSUs vest at a rate of 25 per cent per year, with the first 25 per cent vesting on the grant date. Additional DSUs are credited to participants’ accounts at the same rate as dividends are declared on the Company’s Common Shares. A participant is eligible to redeem vested DSUs into Common Shares upon retirement or termination of employment. No DSUs were granted to executives in 2003.

Executive Stock Ownership Guidelines

The Company has guidelines for key officers that require stock ownership, including DSUs, proportionate to the individual’s compensation and position. Newly hired and promoted executives are given five years to achieve the following guidelines:

•	President and CEO – 5.0 times base salary;

•	Senior Executive Vice Presidents – 3.5 times base salary;

•	Executive Vice Presidents – 2.0 times base salary;

•	Senior Vice Presidents – 1.5 times base salary; and

•	Vice Presidents – 0.5 times base salary.

These guidelines support the Company’s belief that stock ownership by executives further aligns the interests of shareholders and the management team. The President and CEO’s stock ownership already exceeds this guideline by a large margin.

Executives are expected to maintain stock ownership levels that meet or exceed the guideline. If the guideline has not yet been met, any Common Shares acquired through exercise of stock options must be held until the guideline is achieved, less the portion required to be sold to cover the tax cost associated with the option exercise, if any.

Benefits

The Company offers group life and health, and pension benefits, which are considered to be comparable with those of its peer group companies. An Executive Flexible Spending Account (in lieu of car, club allowances, etc.) is provided for Canadian-based executives. This ranges from 10 to 12 per cent of base salary.

Proposed Merger with John Hancock

In anticipation of the proposed merger with John Hancock, the Company is conducting a review to update, align and integrate compensation philosophies, programs and practices of the two organizations. These activities are a work in progress and any changes will be contingent on the Closing. Consistent with current practices, the governance and philosophy of all executive compensation for the combined company will be the responsibility of the Company’s Board and its designated committees.

The Management Resources and Compensation Committee reviewed its own performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its mandate in 2003. A Scorecard of the Compensation Committee’s compliance with its Charter can be found at www.manulife.com.

Signed,

Hugh W. Sloan, Jr. (Chair)
Arthur R. Sawchuk (Vice Chair)
Gail C.A. Cook-Bennett
Lorna R. Marsden
Gordon G. Thiessen
Michael H. Wilson

M F C Proxy Circular

Report on Corporate Governance and Nominating Committee on the President and Chief Executive Officer’s Compensation

The Corporate Governance and Nominating Committee makes recommendations about the compensation of the President and CEO. The Governance Committee is guided by policies established by the Compensation Committee, which are reviewed and approved by the Board.

Each year, the Board assesses the performance of the President and CEO on the basis of:

•	The achievement of the Company’s strategic objectives;

•	The continued emergence of the Company as an acknowledged leader in the financial services industry;

•	The Company’s absolute performance against financial and non-financial objectives established at the beginning of each year;

•	The Company’s relative performance with other large North American life insurance companies;

•	Overall leadership of the Company, including development of management talent and succession potential; and

•	Relationship with important constituencies, including shareholders, agents and employees, governments and the financial community.

The President and CEO’s compensation is composed of base salary, annual incentive, mid-term and long-term incentives and benefits.

The compensation package for the President and CEO is designed, and its competitiveness assessed, in a manner similar to that outlined in the “Report on Executive Compensation.”

CEO Peer Group

The comparator group for the President and CEO currently consists of Schedule-1 Canadian banks and other large Canadian life insurers, and similarly sized U.S. life insurers.

Canadian banks and life insurers – Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Canada Trust, Great-West Life and Sun Life Financial.

U.S. life insurers – AFLAC, Allstate, Metropolitan Life, Prudential Financial, Hartford Financial Services and Principal Financial.

Looking forward, subject to the successful completion of the John Hancock merger, the CEO peer group will consist of global insurance companies and other North American financial institutions of similar size with large U.S. operations including, in addition to the above, AXA Financial, ING, US Bancorp and PNC Financial Services.

CEO Compensation

The compensation package for the President and CEO has significant at-risk components. For 2003, the pay mix is approximately 15 per cent base salary, 25 per cent short-term incentive and 60 per cent mid-term and long-term incentives.

The President and CEO participates in the AIP provided to other executives. The President and CEO’s short-term incentive opportunity ranges up to a maximum of 300 per cent of salary for exceeding business and individual performance objectives. To determine the actual award payable under the AIP, the bonus is based on the Company’s earnings per share performance, to which an individual performance multiplier is applied (based on the Board’s assessment of the President and CEO’s performance).

The Governance Committee reviews and recommends to the Board all base salary changes, bonus awards and mid-term and long-term incentive grants for the President and CEO.

2003 Financial Performance Summary

In 2003, the Company expanded its breadth of activities and deepened its presence in its chosen markets.

Earnings per share, a key measure in the Company’s AIP, were $3.33 in 2003, 15 per cent higher than the $2.90 reported for 2002. Return on shareholders’ equity for the year was 17.7 per cent, exceeding the Company’s target of 16 per cent.

Contributing factors to these excellent results were the resurgence in the equity markets in 2003, good business growth, favourable claims experience and continued tight expense management.

In addition, the Company announced plans to merge with John Hancock in early 2004, to form the largest life insurance company in Canada and the second largest in North America.

The Governance Committee, after reviewing the analysis and advice of the external compensation consultant, has awarded Dominic D’Alessandro a bonus under the Annual Incentive Plan of $3.67 million in recognition of the Company’s very strong performance in 2003. In 2003, a total of 67,973 RSUs and 250,000 stock options were granted to the President and CEO. Information on the 2003 total compensation for the President and CEO can be found in the Summary Compensation Table.

Information on the RSU and stock option grants made to Dominic D’Alessandro in February 2004 can be found in the section “Supplemental Information – Compensation for 2004.”

The President and CEO’s compensation package is competitive within the stated CEO peer group.

In anticipation of the proposed merger with John Hancock, the Joint Committee is reviewing terms and conditions for a new employment agreement with the Company’s President and CEO, Dominic D’Alessandro, that will reflect employment practices in the CEO peer group. The new contract would come into effect only upon the Closing for a term of five years.

Signed,
Arthur R. Sawchuk (Chair)	Pierre Y. Ducros
John M. Cassaday	Hugh W. Sloan, Jr.

M F C Proxy Circular

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from September 30, 1999 to December 31, 2003 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the TSX Financial Services Index (formerly the TSE Financial Services Index) for the same period. The values shown assume the reinvestment of all dividends. There were no dividends paid by the Company prior to 2000.

Board of Directors’ Compensation

The Company’s Board of Directors’ compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Company. This requires that Directors be adequately and competitively compensated.

In response to evolving trends and the increased demands and time commitment required for Directors to fulfill their responsibilities, the Company conducted a compensation review in March 2003. After considering the analysis and taking into account the advice of a recognized external advisor, the Governance Committee recommended and the Board approved:

•	Increasing the compensation for the Company’s non-employee Directors;

•	Differentiating the Committee membership fees and Committee Chair fees payable to Directors on the Audit Committee and Ethics Committee; and

•	Not making any grants under the Director Equity Incentive Plan (“Incentive Plan”).

The Company believes that the overall structure of its Directors’ compensation program is aligned with the long-term interests of the Company. Only non-employee Directors are compensated for Board service.

M F C Proxy Circular

Board of Directors’ Compensation
Annual Board Retainer(1)	$48,000
Per Board Meeting Fee	$1,500
Per Committee Meeting Fee (all Committees)	$1,200
Committee Membership Retainer for serving on:
1. Management Resources and Compensation Committee; or
2. Corporate Governance and Nominating Committee	$3,000
Committee Chairperson Retainer for serving on:
1. Management Resources and Compensation Committee; or
2. Corporate Governance and Nominating Committee (In addition to Committee Membership Fee)	$5,000
Committee Membership Retainer for serving on both:
1. Audit and Risk Management Committee; and
2. Conduct Review and Ethics Committee	$6,000
Committee Chairperson Retainer for serving on both:
1. Audit and Risk Management Committee; and
2. Conduct Review and Ethics Committee (In addition to Committee Membership Fee)	$10,000
Annual Retainer for Chair of the Board(2)	$250,000

(1)	The annual retainer includes compensation for time spent at orientation and education programs that help Directors better understand the Company, as well as their duties and responsibilities on the Board.

(2)	The Chair receives this annual Board retainer and no other fees for Board or Committee meetings or for acting as the Chair of any Committee.

Directors’ compensation also includes:

•	An additional Board retainer of $48,000 is awarded to Directors and $100,000 to the Chair of the Board, in lieu of stock option grants. These retainers are payable in cash, DSUs or Common Shares of the Company;

•	The Incentive Plan (as described to the right);

•	An allowance is provided for travel time, where applicable. Travel and out-of-pocket expenses are reimbursed;

•	A Director shall only be compensated once for serving as both a Director of the Company and of Manufacturers Life; and

•	Directors residing in the United States receive the same amount of compensation as Directors residing in Canada, but are paid in U.S. dollars.

Equity Ownership Requirement

Starting in 2003, the equity ownership requirement for Directors was doubled. All Directors will now be required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Company shares (common and preferred) and DSUs are considered equity for this purpose, while stock options are not.

Directors who have yet to achieve the minimum equity ownership requirement will receive the additional retainer of $48,000 in DSUs or Common Shares, at their choosing, under the Stock Plan for Non-Employee Directors (“Stock Plan”), as described below, until they have reached the required level. Directors who have met the requirement may elect to receive cash in lieu of DSUs.

Stock Plan for Non-Employee Directors

Under the Stock Plan, non-employee Directors may choose to receive either 50 per cent or 100 per cent of their annual Board and Committee retainers and fees, or in the case of the Chair, the Chair’s annual retainer, in the form of Common Shares or DSUs. DSUs awarded to Directors vest fully on the date of grant.

Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. The maximum number of shares that may be issued under the Stock Plan is 500,000 Common Shares.

Director Equity Incentive Plan

Under the Incentive Plan, the Governance Committee may grant stock option, SARs and DSUs to non-employee Directors.

No stock options were granted in 2003 and the Board continues to believe that no stock options should be issued to Directors. No SARs or DSUs have been granted under the Incentive Plan.

Stock options have a maximum exercise period of 10 years. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options will normally vest fully on the date of grant. SARs are rights to receive the equivalent of any increase in the value of a particular number of Common Shares between the date of grant and the date of exercise.

The maximum number of shares that may be issued under the Incentive Plan is 500,000 Common Shares. The Common Shares that may be issued under the Incentive Plan are in addition to those that are issued under the Stock Plan.

M F C Proxy Circular

Statement of Officers’ Compensation

The following table summarizes compensation paid to the President and Chief Executive Officer and the four other highest-paid executive officers of the Company during the fiscal year ended December 31, 2003 (collectively, the “Named Executive Officers”). Compensation paid to the Named Executive Officers was strictly for their services as executive officers of the Company.

Summary Compensation Table

		Annual		Long Term
		Compensation		Compensation Awards
				Other		Securities under	Restricted Shares
Name and				Annual		Options/SARs	or Restricted	All Other
Principal Position	Year	Salary	Bonus(1)	Compensation		Granted	Share Units(2)	Compensation(3)

		($)	($)	($)		(#)	($)	($)
Dominic D’Alessandro	2003	$1,237,500	$3,670,000	$148,334	(4)	250,000	$2,470,819	$1,096
President and	2002	1,200,000	2,400,000	40,164	(4)	367,404	—	1,244
Chief Executive Officer	2001	1,175,000	2,250,000	158,964	(4)	258,683	—	1,285
John D. DesPrez III(5)	2003	$676,170	$1,069,849	$33,559	(6)	48,000	$1,490,350	$8,309	(7)
Executive Vice President,	2002	690,976	628,160	36,364	(6)	80,000	—	9,958	(7)
U.S. Operations	2001	661,015	609,840	26,611	(6)	100,000	—	6,272	(7)
Victor S. Apps(8)	2003	$526,500	$824,429	$383,846	(9)	30,000	$908,750	$2,382
Executive Vice President,	2002	543,510	434,808	426,466	(9)	50,000	—	2,474
Asia Operations	2001	533,469	300,132	403,567	(9)	50,000	—	2,429
Peter Rubenovitch	2003	$485,000	$812,500	$43,562	(4)	48,000	$1,490,350	$473
Executive Vice President	2002	440,000	396,000	47,655	(4)	80,000	—	547
and Chief Financial Officer	2001	430,000	356,400	49,596	(4)	66,000	—	523
Donald Guloien	2003	$485,000	$812,500	$62,178	(4)	48,000	$1,490,350	$169
Executive Vice President and	2002	440,000	352,000	55,846	(4)	80,000	—	547
Chief Investment Officer	2001	414,167	349,117	52,781	(4)	50,000	—	469

(1)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(2)	Amounts shown represent RSUs awarded on February 25, 2003, at a share price of $36.35, which was the closing price of the Company’s Common Shares on the TSX on February 24, 2003. Aggregate holdings of RSUs as at December 31, 2003 and their value, based on the closing price of the Company’s Common Shares on the TSX on that date being $41.85 per share, were as follows: Mr. D’Alessandro, 69,291 RSUs with a value of $2,899,828; Mr. DesPrez, 41,795 RSUs with a value of $1,749,121; Mr. Apps, 25,485 RSUs with a value of $1,066,547; Mr. Rubenovitch, 41,795 RSUs with a value of $1,749,121; and Mr. Guloien, 41,795 RSUs with a value of $1,749,121. Additional RSUs are credited to reflect dividends paid on Common Shares.

(3)	Includes the amount of term life insurance premiums paid by Manufacturers Life for the benefit of the Named Executive Officers.

(4)	Includes amounts spent under the EFSA. All executives resident in Canada are entitled to an annual allowance of between 10 and 12 per cent of the executive’s base salary to be used for a number of personal expenditures, including car payments and club memberships. Also included are amounts received under “Pathways,” the Company’s employee flexible benefits program.

(5)	All compensation is paid to Mr. DesPrez in U.S. dollars. Amounts in the table have been converted to Canadian dollars using a rate of exchange of Cdn$1.4015 per US$1.00 for 2003, Cdn$1.5704 per US$1.00 for 2002, and Cdn$1.54 per US$1.00 for 2001.

(6)	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.

(7)	Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.

(8)	All compensation is paid to Mr. Apps in Hong Kong dollars. Amounts in the table have been converted to Canadian dollars using a rate of exchange of Cdn$0.1800 per HK$1.00 for 2003, Cdn$0.2013 per HK$1.00 for 2002, and Cdn$0.1985 per HK$1.00 for 2001.

(9)	As an executive officer not resident in Canada, Mr. Apps does not participate in the EFSA. The amounts shown include annual allowances for housing, car, club memberships, education, home leave and utilities.

M F C Proxy Circular

Employment Agreements

Upon commencement of his employment in 1994, Dominic D’Alessandro entered into an employment agreement with Manufacturers Life. The agreement states that he will receive a lump sum payment equal to 18 months of compensation based on his annual base salary and including his annual bonus, if a termination occurs without just and proper cause. All benefits will also continue for the 18 months, except additional pension, extended employment agreement credits and long-term disability (all of which cease immediately upon termination).

In September 1999, the Named Executive Officers entered into Change in Control Agreements. These agreements protect shareholder interests by removing the distractions of a change in control on key employees of the Company. These agreements allow key employees to focus on the business of the Company by providing security and incentives to remain with the Company. For the purpose of the Change in Control Agreements, “Change in Control” is defined as follows:

•	An acquisition of 20 per cent of the Company’s voting shares;

•	A majority change in the Board of Directors of the Company; or

•	A management agreement with another insurance company or financial institution that transfers the management of the Company or Manufacturers Life.

The Change in Control provisions will be triggered under the following circumstances:

•	For Dominic D’Alessandro – a voluntary termination within a specified protection window following a Change in Control.

•	For Messrs. DesPrez, Apps, Rubenovitch and Guloien – an involuntary or constructive termination within a specified protection window following a Change in Control.

The Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Dominic D’Alessandro, subject to reduction as the executive nears retirement. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. DesPrez, Apps, Rubenovitch and Guloien. At the time of Change in Control, long-term incentives and retirement benefits will vest. In addition, benefits will continue for the period covered by the severance payment.

Stock Option Plan

On February 25, 2003 stock options were granted to the Named Executive Officers as set out in the table below. This information was also previously reported in last year’s Proxy Circular under “Supplemental Information.” All the options granted have an exercise price of $36.35, which was the closing price of Common Shares on the TSX reported on the last trading day prior to the date of the grant.

These options have a maximum exercise period of 10 years and vest at 25 per cent per year, with the first 25 per cent vesting one year after the grant date.

Options Granted During the Most Recently Completed Financial Year

		% of Total Options		Market Value of
	Securities	Granted to		Securities
	Under	Employees in	Exercise or Base	Underlying Options
	Options Granted	Financial	Price	on the Date of Grant	Expiration
Name	(#)	Year	($/Security)	($/Security)	Date
Dominic D’Alessandro	250,000	18.66%	$36.35	$36.35	February 25, 2013
John D. DesPrez III	48,000	3.58	36.35	36.35	February 25, 2013
Victor S. Apps	30,000	2.24	36.35	36.35	February 25, 2013
Peter Rubenovitch	48,000	3.58	36.35	36.35	February 25, 2013
Donald Guloien	48,000	3.58	36.35	36.35	February 25, 2013

Aggregated Options Exercisable During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table shows the aggregate number of stock options each Named Executive Officer holds and the value of these options as at December 31, 2003. The value of unexercised in-the-money options at financial year-end is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX reported on the last trading day prior to year-end, which was $41.85 per share.

	Unexercised Options		Value of Unexercised in-the-Money Options
	as at December 31, 2003 (#)		as at December 31, 2003 ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Dominic D’Alessandro (1)	1,600,437	654,895	$14,150,195	$1,387,934
John D. DesPrez III	149,100	158,000	815,775	269,000
Victor S. Apps	107,100	92,500	715,900	167,500
Peter Rubenovitch	147,900	141,000	976,025	267,300
Donald Guloien	139,900	133,000	975,225	266,500

(1)	The total number of options held by Mr. D’Alessandro includes 1,379,245 options granted on October 2, 2000 in replacement of appreciation rights forfeited upon termination of the Long Term Incentive Plan. Of this amount, 619,751 options vest at 25 per cent per year over four years, with the first 25 per cent vesting October 2, 2000 and the second 25 per cent vesting October 2, 2001. The remaining 759,494 options vest over three years, with the first one-third vesting October 2, 2001.

M F C Proxy Circular

Pension Plans – Canada
Defined Benefit Program

Canadian domiciled executive officers promoted or hired prior to January 1, 1999 continue to participate in the Defined Benefit component of the Canadian Staff Pension Plan. They receive supplemental pension benefits under the Company’s Supplemental Retirement Income Program, where income is payable for the life of the executive officer, with a minimum guarantee of 120 monthly payments.

Pensionable earnings are calculated as the highest average of the base earnings and bonuses earned over any 36 consecutive months. The pension benefit is determined by years of service multiplied by the sum of 1.3 per cent of pensionable earnings up to the average of the last three years maximum pensionable earnings (“YMPE”) and two per cent of the excess of pensionable earnings over the final average YMPE. This is without regard to the maximum pension limit for registered pension plans imposed by Canada Customs and Revenue Agency.

The following table sets forth the aggregate standard annual benefits payable to executive officers under the Company’s Canadian Staff Pension Plan and Supplemental Retirement Income Program.

Annual Benefits Payable (C$)

	Years of Service
Pensionable Earnings (C$)	15	20	25	30	35
$ 400,000	$115,895	$154,526	$193,158	$231,789	$270,421
600,000	175,895	234,526	293,158	351,789	410,421
800,000	235,895	314,526	393,158	471,789	550,421
1,000,000	295,895	394,526	493,158	591,789	690,421
1,500,000	445,895	594,526	743,158	891,789	1,040,421
2,000,000	595,895	794,526	993,158	1,191,789	1,390,421
3,000,000	895,895	1,194,526	1,493,158	1,791,789	2,090,421
4,000,000	1,195,895	1,594,526	1,993,158	2,391,789	2,790,421

Messrs. (Dominic) D’Alessandro and Rubenovitch have 19.8, 16.8 years of credited service, respectively, as at December 31, 2003. Entitlements include additional service credits for special or unique circumstances. Messrs. Apps and Guloien have 33.4 and 22.8 years of credited service respectively, as at December 31, 2003. Mr. DesPrez does not participate in the Company’s Canadian pension plan because he resides in the United States.

Pension Plans – U.S.

U.S. domiciled executives earn pension benefits through plan membership in the Manulife Financial U.S. Cash Balance Plan and the Manulife Financial U.S. Supplemental Cash Balance Plan.

Manulife Financial U.S. Cash Balance Plan

Under this defined benefit pension plan, a separate account is established for each participant. The account receives Company contribution credits based on service and earnings. The account earns semi-annual interest credits based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on November 30 of the preceding calendar year, plus 0.25 per cent, subject to a minimum interest credit of 5.25 per cent. The yearly maximum amount of eligible pay allowed under the qualified plan in 2003 is $200,000. Employees are vested after three years of service. Normal retirement age is 65. The normal form of pension payment under the U.S. Cash Balance Plan is a life annuity, with various choices available, including a lump sum.

Manulife Financial U.S. Supplemental Cash Balance Plan

Executive officers are also eligible for benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan. This is a non-contributory, non-qualified plan. During the period of an executive’s active participation in the plan, annual Company contribution credits are made on the portion of the executive’s earnings in excess of $200,000 for 2003. Interest is credited under this plan at the same rate as the U.S. Cash Balance Plan. The default form of payment under the plan is a lump sum, although participants may elect to receive payment in the form of an annuity.

Company Contribution Credits

(U.S. Cash Balance plus U.S. Supplemental)

Completed Years of Cash	% Eligible	% Eligible
Balance Service Credits	Pay up to	Pay over
as at December 31, 2003	$200,000 (US)	$200,000 (US)
Less than 6	4%	4%
6 – 10	5	5
11 –15	7	5
16 – 20	9	5
21 or more	11	5

M F C Proxy Circular

Projected Cash Balance and Supplemental Pension Benefits at Age 65 Payable as an Annual Annuity

	Years of Participation Service
Remuneration (US$)	15	20	25	30	35
$200,000	$18,980	$33,052	$53,166	$79,230	$113,002
300,000	27,530	46,481	72,916	107,171	151,557
400,000	36,080	59,909	92,666	135,112	190,112
500,000	44,630	73,338	112,416	163,054	228,668

Mr. DesPrez has 13.0 years of credited service as at December 31, 2003.

Supplemental Information – Compensation for 2004

The Company’s policy is to review the compensation of executive officers early in the fiscal year for the current year. While the decisions that took place in early 2004 by the Compensation Committee and the Governance Committee in respect of salaries, stock options and RSU awards for Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that this information would be of interest to shareholders.

Base Salary Increases

The Governance Committee, after reviewing the analysis and advice of its external compensation consultant, maintained Dominic D’Alessandro’s 2004 base salary at $1,250,000. The salaries of the other Named Executive Officers were reviewed by the Compensation Committee and salary increases were approved to take effect March 1, 2004. The 2004 base salaries will be $756,810 for Mr. DesPrez(1), $567,000 for Mr. Apps(2), $550,000 for Mr. Rubenovitch, and $550,000 for Mr. Guloien.

In contemplation of the proposed merger with John Hancock, further salary adjustments will be considered by the Compensation Committee and the Governance Committee to facilitate the merger integration and recognize the establishment of broader, global roles for the President and CEO and select senior executives.

2004 Option and RSU Grants

The following table provides details on the stock option and RSU grants that were made to the Named Executive Officers on February 11, 2004. For certain Named Executive Officers, where roles are significantly impacted by the proposed merger, the Compensation Committee will be reviewing, following the Closing, whether adjustments to these grant levels of stock options and RSUs should be made in 2004.

(1)	Mr. DesPrez’ salary is paid in U.S. dollars and has been converted to Canadian dollars using a rate of exchange of Cdn$1.4015 per US$1.00

(2)	Mr. App’s salary is paid in Hong Kong dollars and has been converted to Canadian dollars using a rate of exchange of Cdn$0.1800 per HK$1.00.

	Options			RSUs
	Securities	Exercise or
	Under Options	Base Price		RSUs Granted	Grant Price
Name	Granted (#)	($/Security)	Expiration Date	(#)	($/RSU)
Dominic D’Alessandro	347,000	$48.05	February 11, 2014	78,013	$48.05
John D. DesPrez III	76,000	48.05	February 11, 2014	17,100	48.05
Victor S. Apps	35,000	48.05	February 11, 2014	7,900	48.05
Peter Rubenovitch	64,000	48.05	February 11, 2014	14,300	48.05
Donald Guloien	64,000	48.05	February 11, 2014	14,300	48.05

In contemplation of the proposed merger with John Hancock, further grants of RSUs will be considered by the Compensation Committee and the Governance Committee to facilitate the merger integration. In this instance, vesting of the RSUs will be conditional on achieving merger-related performance objectives.

M F C Proxy Circular

Directors, Executive Officers and Senior Officers – Indebtedness

As at February 9, 2004, the aggregate indebtedness to the Company or its subsidiaries of all officers, Directors and employees and former officers of the Company or its subsidiaries, excluding routine indebtedness, amounted to $8,912,432. As at March 10, 2004, no Director had any indebtedness to the Company or its subsidiaries. Any loans to executive officers are in compliance with the provisions of SOX.

Table of Indebtedness of Directors, Executive Officers and Senior Officers (1)

The following table contains information concerning indebtedness to the Company or its subsidiaries, excluding routine indebtedness by Directors, executive officers and senior officers of the Company or its subsidiaries:

		Largest Amount	Amount
Name and	Involvement of Issuer	Outstanding	Outstanding as at
Principal Position	or Subsidiary	During 2003 ($)	February 9, 2004 ($)
Roy Firth (2)	Mortgagee/Lender	$612,006	$573,632
Senior Vice President, Individual Wealth Management
Steven Mannik (3)	Mortgagee/Lender	$555,029	$547,884
Senior Vice President and General Manager, Reinsurance
Norman Light (4)	Mortgagee/Lender	$306,139	$298,000
Senior Vice President and Chief Financial Officer, Investments

(1)	For purposes of this table, “executive officers” and “senior officers” are members of the Company’s Management Committee.

(2)	Amount represents a Manulife One Account line of credit with Manulife Bank. This line of credit is secured by a collateral mortgage against the borrower’s residence and consolidates the borrower’s debts, short-term savings accounts and chequing accounts into one account with a daily interest rate charged at Manulife Bank’s prime rate. Mr. Firth and his spouse are joint debtors.

(3)	Amount represents a Manulife One Account line of credit with Manulife Bank secured by a collateral mortgage against the borrower’s residence, with a daily interest rate charged at Manulife Bank’s prime rate. Mr. Mannik and his spouse are joint debtors.

(4)	Amount represents a Manulife One Account line of credit with Manulife Bank secured by a collateral mortgage against the borrower’s residence, with a daily interest rate charged at Manulife Bank’s prime rate. Mr. Light and his spouse are joint debtors.

Directors’ And Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of $100,000,000. The policy is renewed annually. The current policy expires March 31, 2004 and has an annual premium of $3.3 million.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers for which the Company has granted Directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

MFC Proxy Circular

Directors’ Approval

This Proxy Circular is dated as of March 10, 2004 and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.

Christer Ahlvik
Corporate Secretary

March 10, 2004

Additional Information

To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, the management’s discussion and analysis of the Company’s financial condition and results of operations for 2003, any interim financial statements filed after the filing of the most recent annual financial statements, or this Proxy Circular, please visit our Web site at www.manulife.com or, alternatively, you may send your request to:

Investor Relations
Manulife Financial Corporation
200 Bloor Street East, NT-7
Toronto, ON M4W 1E5
Telephone: 1-800-795-9767
Fax:              1-416-926-3503
E-Mail:         investor_relations@manulife.com

Procedures for Considering Shareholder Proposals

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposals complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal if requested by the shareholder. According to the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Company’s previous annual meeting.

The Governance Committee reviews shareholder proposals to determine whether they satisfy the conditions in the Act, before making a recommendation to the Board.

The deadline for submission of proposals to be considered for the 2005 Annual Meeting is January 29, 2005.

Send all proposals in writing to:

Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT-10
Toronto, ON M4W 1E5

With a copy to:

Vice President, Investor Relations
Manulife Financial Corporation
200 Bloor Street East, NT-7
Toronto, ON M4W 1E5

MFC Proxy Circular

Appendix “A” Shareholder Proposals

The following four Shareholder Proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. The Board of Directors’ response, including its recommendation, follows each proposal.

The association for the Protection of Quebec Savers and Investors Inc. (“APEIQ”), of 82 Sherbrooke ouest, Montréal, Québec H2X 1X3 has submitted three proposals. The proposals and APEIQ’s supporting comments (translated from French to English) are set out in italics below.

PROPOSAL 1

It is proposed that the corporation adopt a by-law whereby the chief executive officer is prohibited from sitting on the board of directors of any other non-related, publicly traded companies.

The most important position in a business corporation is that of chief executive officer, so it is normal that these individuals devote the bulk of their time, energy and skills towards the advancement of the company of which they are at the helm. Given the substantial compensation that goes with the position, chief executive officers should limit their commitments to third parties. The purported benefits of business relationships that often serve as justification for a chief executive officer’s participation on other companies’ boards will not be threatened for the very reason that such relationships can be developed, and already are in fact being developed, by several other means. It is our hope that, by devoting themselves exclusively to the companies they direct and abstaining from sitting on the board of directors of other non-related, publicly traded companies, chief executive officers can avoid their management decisions being influenced unduly by factors outside the company.

The Board of Directors recommends shareholders vote against the proposal for the following reasons:

The Company agrees that the full-time attention and performance of the Chief Executive Officer is important to the success of a public corporation. The CEO of the Company, Mr. Dominic D’Alessandro, does not currently sit on the board of any other non-related publicly traded company. The Board of Directors believes that the Board’s comprehensive and ongoing review of the performance of the Chief Executive Officer, as described in this Proxy Circular, provides better governance and oversight than absolute, inflexible limitations on certain activities. In addition, the Board believes that value is provided to the Company when its chief executive officer participates in external activities that increase his exposure to new ideas and business relationships. It is a better governance practice for the Board and its Committees to determine whether such activities are appropriate and in the interest of the Company on an ongoing, case-by-case basis, rather than through a blanket prohibition. The Board of Directors believes the Company should maintain the flexibility to allow the CEO to serve in such roles as may be appropriate. The Board of Directors does not support the inflexible approach to governance contained in this proposal and recommends that shareholders vote against Proposal 1.

PROPOSAL 2

It is proposed that the corporation disclose the total value of retirement pensions awarded to each of the chief senior officers and the corresponding annual costs, and that any actuarial deficit in relation to such plans be reported.

Pension plans form part of officers’ overall pay packages and they are, in fact, an increasingly important element. They have become staggering in recent years, just as stock options have as well. Since pension plans represent a major, long-term commitment for a corporation, it is not enough to mention the annual value of the pension and other benefits awarded to officers upon retirement. Shareholders must be able to weigh the total retirement value awarded to each senior officer against the costs it represents for the company. This information is highly relevant since it is the basis for assessing the benefits awarded to retiring senior officers in relation to their past compensation, the duration of their commitment and their contribution to the company’s success. Investors will thus be able to judge the pay committee’s and board of directors’ competence in this regard.

The Board of Directors recommends shareholders vote against the proposal for the following reasons:

The Company agrees that disclosure regarding all aspects of executive compensation, including pension benefits, is an important governance measure. The Company provides comprehensive and detailed disclosure regarding retirement pensions of senior executive officers in this Proxy Circular. The Company’s disclosure complies with the requirements under applicable legislation. Actuarial deficits in relation to pension plans are reported each year in the Company’s annual report. The Board of Directors believes that this comprehensive and detailed information is sufficient to permit shareholders to assess pension compensation arrangements provided to senior executive officers. In addition, due to the potential fluctuations of the various factors utilized, there is no generally accepted standard for the valuation of future pension benefits that would make the level of disclosure proposed meaningful to the Company’s shareholders. Consequently, the Board of Directors believes that this proposal is addressed in sufficient detail and recommends that shareholders vote against Proposal 2.

MFC Proxy Circular

PROPOSAL 3

It is proposed that the corporation adopt a by-law whereby its senior officers and any other insiders are required to give 10 calendar days public notice of any transaction involving company shares, including the exercise of stock options.

A company’s senior management and board members hold privileged information on that company’s financial status and its short and medium-term perspectives. The transactions they conduct involving company shares are likely to influence the share price because investors are aware that these insiders have access to first-hand information that is not available to everyone. For many years, stock market regulations have required that such transactions be reported within a certain amount of time after they are conducted, but this requirement is clearly inadequate. By the time these transactions are disclosed to the competent authorities and made public, their effects on share prices have already occurred. Out of fairness, shareholders and other investors should be notified before the transaction is made and within an amount of time that will allow them to gauge the significance and possible ramifications. Note that the pre-announcement of trading activity is one of the recommendations made by the US Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

The Board of Directors recommends shareholders vote against the proposal for the following reasons:

Applicable securities legislation prohibits Directors, senior officers and other insiders of the Company from trading Company shares based on material information that has not been disclosed to the public. In addition, the Board of Directors has established an Insider Trading Policy, to which all Directors, officers and staff of the Company are subject, which is available through the corporate governance link on the Company’s web-site. The Insider Trading Policy, requires compliance with applicable securities legislation and restricts trading in Company shares by insiders to prescribed periods. Trading is restricted to periods when no undisclosed material information about the Company, generally relating to the release of annual or interim financial results, is likely to be available. The Company’s practices and procedures exceed legislative requirements. The proposal, as presented, does not address potential procedural or practical difficulties, and could only properly be considered by a large group that includes market participants and regulators. The Board of Directors believes that the proposal is unnecessary and may inadvertently penalize insiders who wish to acquire or dispose of Company shares for legitimate reasons, and recommends shareholders vote against Proposal 3.

The following proposal has been submitted by the Carpenters’ Local 27 Benefit Trust Fund (“Fund”) of 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2. The proposal and the Fund’s supporting comments are set out in italics below.

PROPOSAL 4

Supplemental Executive Retirement Plan Shareholder Proposal

RESOLVED: The shareholders of Manulife Financial Corporation (“Company”) request that the Board of Directors terminate the Company’s supplemental executive retirement plan (“supplemental plan”) for the benefit of executive officers as soon as practical. The Board should implement this policy in a manner that does not violate any existing employment agreement. Should existing employment agreements preclude termination of the Company’s supplemental plan, then any future executive officers should not be included in the plan nor should additional obligations be undertaken to any current executive officers.

SUPPORTING STATEMENT

In addition to the generous compensation and perquisites our Company provides the executive officers, it also maintains a supplemental retirement plan. Our Company’s proxy circular provides virtually no information concerning this supplemental plan, but we believe it is neither necessary, justifiable nor in the long-term interests of the Company or its shareholders.

The Globe and Mail recently (Nov. 3, 2003) published an article entitled “Firms Quietly Boosting Executive Compensation” in which it reported:

Canadian companies are quietly padding executive pension plans with millions of dollars of future obligations, a practice one expert describes as the ‘new stealth weapon’ in boosting pay. Critics say pension plan adjustments can be a low-profile way to enhance compensation for executives.

That’s because compensation costs must be disclosed annually for top executives in a company’s shareholder proxy circular, but it is difficult for shareholders to calculate the value of any changes made to a CEO’s pension plan.

MFC Proxy Circular

Our Company provides executive officers extremely generous compensation and other perquisites, including a pension plan. The level of compensation received by the executive officers, plus their pension, should afford them the ability to maintain a more-than-comfortable retirement. We see no reason for shareholders to fund a supplemental executive retirement plan. We urge your support for this proposal calling on the Board to terminate this supplemental plan as soon as practical.

The Board of Directors recommends shareholders vote against the proposal for the following reasons:

The Company agrees that meaningful disclosure regarding executive compensation is fundamental to good governance, and that pension benefits are an important part of executive compensation. Detailed disclosure regarding the total pension benefits of the Named Executive Officers can be found at pages 27 to 28 of this Proxy Circular. Legislative restrictions place a maximum limit on benefits payable from certain plans that would, in the case of senior officers who participate in such plans, result in such senior officers receiving a much lower percentage of their income as pension benefits than Company employees participating in the plan. The purpose of the supplemental plan is to provide a similar level of benefit to senior officers as a percentage of compensation as is provided to other employees. The Management Resources and Compensation Committee, independent of management, has determined that the benefits provided to senior officers, including benefits from the supplemental plan, are necessary if the Company is to attract and retain talented executives. In addition, the benefits of the plan are in line with the compensation strategy of the Company and operate in the long-term best interests of the shareholders of the Company. The Board of Directors therefore recommends that shareholders vote against Proposal 4.

Notes: Discussion on withdrawn proposals from APEIQ

The following proposals submitted by APEIQ were withdrawn following discussions with the Company.

Proposal: It is proposed that Manulife Financial Corporation disclose, in the proxy circular, all boards of directors of companies whose stock is traded on North American stock exchanges, and on which candidates for director positions are participating or have participated during the past five years.

Beginning with the Company’s next Annual Meeting, the Company agrees to disclose in its Proxy Circular the five-year history of directorships as described above.

Proposal: It is proposed that the corporation disclose, in the proxy circular, its senior officers’ compensation packages, as well as the clauses regarding their termination and the circumstances and conditions justifying the proposed packages.

The Company has always complied with applicable requirements regarding disclosure of executive compensation, including disclosing all components of Named Executive Officer compensation packages and entitlements upon prescribed termination situations. In this Proxy Circular, the Company has supplemented the disclosure by including information relating to its compensation strategy and philosophy, as well as peer group and market position analysis. This disclosure is set out in the Report of the Management Resources and Compensation Committee and the Report of the Corporate Governance and Nominating Committee on the President and Chief Executive Officer’s Compensation. The Company affirms its commitment to maintaining the highest standards of disclosure and to continually review, assess and where appropriate, modify such disclosure.

MFC Proxy Circular

Manulife Financial Corporation
Head Office
200 Bloor Street East
Toronto, ON, Canada M4W 1E5
Tel: 1-416-926-3000
Fax: 1-416-926-5454

Investor Relations
Tel: 1-800-795-9767
Fax: 1-416-926-3503
E-mail: investor_relations@manulife.com

www.manulife.com